Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               October 18, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9514
                    Raymond James Mid-Cap Select Portfolio
                                 (the "Trust")
                      CIK No. 1860095 File No. 333-259050
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. PLEASE DISCLOSE THAT RAYMOND JAMES WILL RECEIVE COMPENSATION FOR THE SALE OF UNITS OF THE TRUST.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "Raymond James & Associates, Inc., or its affiliates, will receive compensation in the form of brokerage commissions for sales of commission-based Units of the Trust, which may create an incentive for Raymond James & Associates, Inc., or its affiliates, to sell Units of the Trust."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon